Laidlaw & Company (UK) Ltd.

521 5th Ave,

New York, NY 10175

January 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hepion Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No: 333-284052 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 14, 2025, in which Laidlaw & Company (UK) Ltd., as the Placement Agent, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for 5:00 pm Eastern Time on January 15, 2025, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Laidlaw & Company (UK) Ltd.

By:	/s/ Hugh Regan
Name:	Hugh Regan
Title:	Executive Director